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                            March 10, 2021

       Peter Hui Zhang
       Chairman and Chief Executive Officer
       Full Truck Alliance Co. Ltd.
       c/o Cogency Global Inc.
       10 East 40th Street, 10th Floor
       New York, N.Y. 10016

                                                        Re: Full Truck Alliance
Co. Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
11, 2021
                                                            CIK No. 0001838413

       Dear Mr. Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose on the cover page that you will be a controlled company following the offering.
       Risk Factors, page 10

   2. You disclose that shippers may use more than one account and/or may share the same account with other
shippers. Please add a risk factor, if true, that shipper MAUs may underestimate or
overestimate the number of active shippers in a given month.
 Peter Hui Zhang
FirstName
Full Truck LastNamePeter  Hui Zhang
           Alliance Co. Ltd.
Comapany
March      NameFull Truck Alliance Co. Ltd.
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
Selected Consolidated Financial Data, page 89

3. Please include your redeemable preferred shares in your Selected Consolidated Balance
         Sheet Data on page 91. Refer to paragraph 2 of the Instructions to
Item 301 of Regulation
         S-K.
Non-GAAP Financial Measures, page 91

4. We note you currently reconcile Non-GAAP adjusted net income/(loss) from Net loss from continuing operations. Please revise your reconciliation to begin from the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.
Our Monetization Model, page 95

5. We note the three metrics you provide in the table. It appears that these metrics would include paying and non-paying shippers. Please advise. If so, tell us your consideration of providing these metrics between paying and non-paying shippers. In addition, please provide additional disclosure to indicate how each of these items is currently or will generate revenue.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 99

6. You state that you charge shippers membership fees for posting shipping orders on your platform. However, you disclose on page 141 that you use a freemium model in which shippers can post a certain number of shipping orders on your platform free of charge and must pay membership fees in order to post additional shipping orders. Please clarify the disclosure in this section. Also, tell us what consideration you have given to disclosing the number of paying shippers for each period in addition to shipper MAUs.
Cost of revenue, page 105

7. Please revise your discussion of cost of revenue to discuss the changes in cost of revenue by revenue component.
Nine Months ended September 30, 2020 Compared to the Nine Months ended September 30,
2019
Revenues, page 105

8. We note your revenue from freight matching services as well as your revenue from value-
         added services both decreased as a result of lower toll fees. Please clarify why both of these revenue components are impacted by toll fees.
General and administrative expenses, page 107

9. We note your general and administrative expenses increased by 68.8% for the nine months ended September 30, 2020 compared to the nine months ended September 30,
 Peter Hui Zhang
FirstName
Full Truck LastNamePeter  Hui Zhang
           Alliance Co. Ltd.
Comapany
March      NameFull Truck Alliance Co. Ltd.
       10, 2021
March3 10, 2021 Page 3
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FirstName LastName
         2019. Although you provide the factors for this change, it does not appear that you quantify these factors. Please quantify the material factors that resulted in this change.
         Similar concerns apply to your sales and marketing expenses and research and development expenses. Refer to Section III.B of SEC Release No.
33-8350.
Liquidity and Capital Resources, page 110

10. We note your disclosure on page 60 which discusses the PRC government control of currency exchange. Revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.
Management
Compensation of Directors and Executive Officers, page 171

11. Please update your disclosure to provide compensation information for your last full financial year. Refer to Item 4 of Form F-1 and Item 6.B of Form 20-F. Principal Shareholders, page 174

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by SVF entities and Master Quality Group
         Limited.
Description of Share Capital
Registration Rights, page 191

13. Please identify the shareholders who are parties to the shareholders agreement.
Consolidated Statement of Operations and Comprehensive Loss , page F-6

14. Please revise your statement of operations to show Impairment loss as an Operating expense. Refer to Rule 5-03 of Regulation S-X. In addition, provide footnote disclosure that provides a description of the impaired long-lived asset and the facts and circumstances leading to the impairment, as well as the method or methods for determining fair value. Refer to ASC 360-10-50-2.
Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
2.10 Loans receivable, net, page F-18

15. Your disclosures suggest that the loan receivables are being held as an investment instead of as for sale. Please confirm. If so, explain why the loan receivable activity is being presented as an operating activity instead of an investment activity in your Consolidated
         Statement of Cash Flows. We refer you to ASC 230-10-45-12.
 Peter Hui Zhang
FirstName
Full Truck LastNamePeter  Hui Zhang
           Alliance Co. Ltd.
Comapany
March      NameFull Truck Alliance Co. Ltd.
       10, 2021
March4 10, 2021 Page 4
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FirstName LastName
2.18 Revenue recognition , page F-24

16. We note you recognize revenue related to your freight brokerage services on a net basis at the point of fulfillment of the shipping order. Tell us how you concluded to recognize this revenue at the point of fulfillment rather than over the period of fulfilment. Refer to ASC
         606-10-55-6 and Basis for Conclusions of ASU 2014-09     BC 126.
Disaggregation of revenues, page F-24

17. Please expand to disclose disaggregated revenue amounts for revenue earned at a point in time and revenue earned over time. Refer to ASC 606-10-55-91(f). In addition, please revise your disclosure to identify the revenue stream that utilizes the invoice expedient and the stream that has variable consideration that you reference in this footnote. Indicate whether a customer will utilize more than one revenue stream. If so, please disclose how you determine the transaction price and how you allocate revenue to each performance obligation in these circumstances.
2.19 Cost of revenues, page F-25

18.      We note that the Value Added Taxes (   VAT   ) represents a
significant portion of your cost
         of revenues. Please expand your disclosure to discuss the nature of the VAT and how it is calculated. In this regard, we note it represents approximately 84% of your cost of revenues for the nine months ended September 30, 2020. In addition, please clarify and disclose why you believe the VAT should be included in revenue on a gross basis and that you are the principal.
2.28 Segment reporting, page F-27

19. It appears that you have concluded that you have one operating segment. Please provide us with your analysis of your conclusion, including your consideration if you have more than one operating segment. In this regard, we note the following items;
             As noted on page 130, Yunmanman and Huochebang were founded in 2013 and
              2011, respectively, and these two companies were merged to create FTA in 2017.
             Your corporate structure diagram on page 8 appears to show two distinct entities that flow into FTA.
             On page 9, you identify your two main websites are www.ymm56.com and
              www.huochebang.cn.
             As noted on the cover of your filing, you appear to have two separate principal executive offices.
         In light of the above items, it appears that you have two operating segments. Please advise. Refer to ASC 280-10-50.
Note 6. Loans Receivable, Net, page F-30

20. Please expand your disclosure to clarify the nature of your loans and who is the counter party. In addition, please consider the disclosures outlined in ASC 310-10-50. For
 Peter Hui Zhang
Full Truck Alliance Co. Ltd.
March 10, 2021
Page 5
         example, please disclose the credit quality information, nonaccrual status and trouble debt restructuring policy.
Notes to the Unaudited Condensed Consolidated Financial Statements, page F-61

21. We note your disclosures on pages 106 and 107 for each of your operating expense line items for the nine months ended September 30, 2020, that salary expenses decreased as a result of headcount optimization. Please provide footnote disclosure to disclose the applicable costs related to this reduction. Refer to ASC 420-10-50. In addition, consider presenting restructuring charges on a separate line item if material. Refer to SAB Topic
         5P(1).
2.5 Short-term investments, page F-64

22. We note your short-term investments include time deposits with original maturities of longer than three months but less than one year and trading securities measured at fair value at each period end. Please break-out your short-term investments balance between these two types of investments in your footnote. Refer to ASC
320-10-50.
Note 3. Fair Value Measurement, page F-68

23. For your assets and liabilities measured at fair value on a recurring and nonrecurring basis, please revise to provide the disclosures required by ASC 820-10-50.
Note 7. Share-Based Compensation, page F-70

24. Please provide a summary of options granted for one year preceding the filing of this draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range.
         This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.
         Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
General

25. Please supplementally provide us with copies of all written communications, as defined
FirstName LastNamePeter Hui Zhang
       in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
Comapany   NameFull
       behalf, present Truck  Alliance
                       to potential    Co. Ltd.
                                    investors in reliance on Section 5(d) of
the Securities Act,
       whether  or not
March 10, 2021 Page 5  they retain copies of the communications.
FirstName LastName
 Peter Hui Zhang
FirstName
Full Truck LastNamePeter  Hui Zhang
           Alliance Co. Ltd.
Comapany
March      NameFull Truck Alliance Co. Ltd.
       10, 2021
March6 10, 2021 Page 6
Page
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Yi Gao, Esq.